Exhibit 99.1
Press Release

Brussels / 9 May 2017 / 8 a.m. CET

The enclosed information constitutes inside information and is to be considered regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Anheuser-Busch InBev Announces

Pricing of CAD 2.0 Billion Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly owned subsidiary, Anheuser-Busch InBev Finance Inc. (“ABIFI” or the “Issuer”), priced a private offering of notes in an aggregate principal amount of CAD 2.0 billion, consisting of (i) CAD 1.3 billion aggregate principal amount of notes with a fixed interest rate of 2.60% per annum and maturing 15 May 2024 and (ii) CAD 0.7 billion aggregate principal amount of notes with a fixed interest rate of 4.32% per annum and maturing 15 May 2047 (the “Notes”). The Notes are being offered only to accredited investors resident in Canadian provinces via a confidential offering memorandum dated 8 May 2017 (the “Confidential Offering Memorandum”). The issuance is expected to close on 15 May 2017, subject to customary closing conditions.

The Notes will be issued by ABIFI and will be fully and unconditionally guaranteed by AB InBev, Anheuser-Busch InBev Worldwide Inc., Brandbev S.à r.l., Brandbrew S.A., Cobrew NV, and Anheuser-Busch Companies, LLC, subject to certain customary release provisions. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The Notes will be denominated in Canadian dollars, and both principal and interest will be paid in Canadian dollars. Interest will be paid semi-annually in equal instalments in arrears on 15 May and 15 November of each year, commencing on 15 November 2017.

The net proceeds of the offering are intended to be used for general corporate purposes.

The Notes may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of any province of Canada except pursuant to the prospectus exemption set forth in Subsection 73.3(2) of the Securities Act (Ontario) and Section 2.3 of National Instrument 45-106 – Prospectus Exemptions, so long as such resident of any province of Canada is not an individual unless such individual is a “permitted client” as defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations. The Notes have not and will not be qualified by a

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Press Release

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prospectus under Canadian securities laws and may not be sold or resold except pursuant to an exemption from the applicable prospectus requirements.

This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Notes in any jurisdiction, including the United States or any State thereof, in which such an offer, solicitation or sale would be unlawful. The Notes will not be registered under the U.S. Securities Act of 1933, as amended. The Notes are being offered only to accredited investors resident in Canadian provinces via the Confidential Offering Memorandum and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SABMiller, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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